Exhibit 12.01

Oklahoma Gas and Electric Company

SEC Method of

Ratio of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Nine Months Ended
	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	September 30, 2005

Earnings:
Pre-tax income	$222,734,126	$190,631,943	$197,572,191	$175,604,686	$160,634,550	$188,259,558

Add Fixed Charges	52,948,444	49,953,948	44,577,061	42,582,265	42,234,286	38,507,500

Subtotal	275,682,570	240,585,891	242,149,252	218,186,951	202,868,836	226,767,058

Subtract:
Allowance for funds used during construction	2,229,277	707,822	905,189	538,624	1,661,732	1,714,132

Total Earnings	273,453,293	239,878,069	241,244,063	217,648,327	201,207,104	225,052,926

Fixed Charges:
Long-term debt interest expense	45,857,811	42,256,284	38,171,798	36,899,911	36,890,073	32,155,617
Other interest expense	3,151,243	4,438,997	3,044,837	2,443,702	2,246,574	4,126,619
Calculated interest on leased property	3,939,390	3,258,667	3,360,426	3,238,652	3,097,639	2,225,264

Total Fixed Charges	$52,948,444	$49,953,948	$44,577,061	$42,582,265	$42,234,286	$38,507,500

Ratio of Earnings to Fixed Charges	5.16	4.80	5.41	5.11	4.76	5.84